

November 6, 2012

<u>Via E-Mail</u>

Mr. Alan J. Sandler
Chief Financial Officer
Puradyn Filter Technologies, Inc.
2017 High Ridge Road
Boynton Beach, Florida 33426

> **Re:** **Puradyn Filter Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 001-11991**

Dear Mr. Sandler:

We have reviewed your letter dated October 29, 2012, in response to the Staff's letter dated October 10, 2012 and have the following additional comments. Unless otherwise indicated, you should revise your disclosure in future filings in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the year ended December 31, 2011</u>
<u>Consolidated Statements of Cash Flows,</u>
<u>Consolidated Statements of Changes in Stockholders' Deficit</u>
<u>Note 8. Notes Payable to Stockholders and Capital Leases</u>

<u>Note 10. Commitments and Contingencies</u>

1.  We note from your response to our prior comment number 3 that the Company intends to retire the stock received under the settlement agreement with Mr. Ford, the Company's former chief executive officer, and to reflect the proportionate value of the notes receivable against paid in capital and common stock and no gain or loss will be recognized in connection with the settlement arrangement. As this transaction represents a legal settlement of an obligation owed to the Company, we do not believe that it should be accounted for as an equity transaction in the Company's financial statements irrespective of how the related receivable from Mr. Ford has historically been classified in the Company's consolidated balance sheet. Please note that since Mr. Ford is no longer an officer of the Company and has not been an officer for a significant period of time, we believe that a gain or loss related to the legal settlement should be recognized in the Company's financial statements for any difference between the carrying value of the

notes receivable and the fair value of the Company's common shares that will be received in the settlement. Please revise your accounting treatment accordingly.

Note 11. Stock Options

2. We note from your response to our prior comment number 4 that you will revise future filings to disclose the method and significant assumptions used to value your stock based compensation grants. Please also confirm that you will revise future filings to include the other required disclosures outlined in ASC 718-10-50 such as the grant date fair value of your stock-based compensation grants, the intrinsic value of options exercised during the period, and the intrinsic value of options outstanding and exercisable at the end of the period as well as any other required disclosures, as applicable.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters.  Please the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief